UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 4)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Krause's Furniture, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $.001 par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                000500760202
-------------------------------------------------------------------------------
                               (CUSIP Number)

                           NANCY E. BARTON, ESQ.
                    GENERAL ELECTRIC CAPITAL CORPORATION
                            260 LONG RIDGE ROAD
                        STAMFORD, CONNECTICUT 06927
                               (203) 357-4000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                                May 5, 2000
        -----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                SCHEDULE 13D

CUSIP NO. 000500760202


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     General Electric Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

     Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           9,151,731

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       909,091

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         9,151,731

                10  SHARED DISPOSITIVE POWER

                    909,091

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,060,822 (includes 909,091 shares as to which General
    Electric Capital Corporation has shared voting and dispositive power.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.1%

14  TYPE OF REPORTING PERSON*

     CO

                                SCHEDULE 13D

CUSIP NO. 000500760202



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GE Capital Equity Investments, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       909,091

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    909,091

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    909,091

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.4%

14  TYPE OF REPORTING PERSON*

    CO

                                SCHEDULE 13D

CUSIP NO. 000500760202



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Capital Services, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed.  See 11 below.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         Disclaimed.  See 11 below.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares is disclaimed by General
    Electric Capital Services, Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON*

    CO

                                SCHEDULE 13D

CUSIP NO. 000500760202



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Company

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed.  See 11 below.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         Disclaimed.  See 11 below.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares is disclaimed by General
    Electric Company.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON*

    CO


     This Schedule 13D ("13D  Amendment No. 4") amends and  supplements the
Schedule 13D filed by General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York Corporation ("GE") on September 9, 1996, as amended on August 15, 1997, on January 12, 1998 and on January 24, 2000 with GE Capital Equity Investments, Inc. ("GE Equity") added as an additional Reporting Person (the "Schedule 13D"), relating to the Common Stock, $.001 par value per share (the "Common Stock") of Krause's Furniture, Inc. (the "Company" or the "Issuer"). Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D. Except as expressly amended hereby, the information set forth in the Schedule 13D remains in effect without modification.

     This 13D Amendment No. 4 relates to the issuance of 21,615 shares of Series A Convertible Preferred Stock (the "Preferred Shares") to GECC and 3,087 Preferred Shares to Japan Omnibus Ltd. ("JOL"), a company formerly known as Edson Investments, Inc., pursuant to a letter agreement, dated as of May 5, 2000, by and among the Company, GECC and JOL (the "May 2000 Letter Agreement"), a copy of which is attached hereto as Exhibit 1. Under the May 2000 Letter Agreement, GECC and JOL agree to receive Preferred Shares in lieu of cash interest accruing on all of the notes (the "Notes") of the Company issued under the Supplemental Securities Purchase Agreement by and among the Company, GECC and JOL, dated as of August 14, 1997, as amended on March 31, 1999, September 14, 1999, December 14, 1999, January 11, 2000 and April 3, 2000, a copy of which was filed on August 14, 1997 by GECC, GECS and GE as Exhibit 1 to the Schedule 13D Amendment 1 and the amendments to which are filed hereto as Exhibit 2, Exhibit 3, Exhibit 4,
Exhibit 5 and Exhibit 6 (the "Supplemental Securities Purchase Agreement").

ITEM 2.  Identity and Background
         -----------------------

  Item 2 (a), (b), (c) is hereby amended to add the following:

     For updated information with respect to the identity and background of: (i) each director and executive officer of GECC, see Schedule I attached hereto; (ii) each director and executive officer of GE Equity, see
Schedule II attached hereto; (iii) each director and executive officer of GECS, see Schedule III attached hereto; and (iv) each director and executive officer of GE, see Schedule IV attached hereto.

     This 13D Amendment No. 4 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If any Reporting Person obtains information which would cause a change in the information contained herein, an amendment will be filed setting forth such change in information.

  Item 2(f) is hereby amended in its entirety to read as follows:

     To the best knowledge of the applicable Reporting Person, all persons identified in Schedules I through IV are United States citizens, except that: Iain MacKay and Nigel D.T. Andrews are citizens of the United Kingdom, P. Fresco is a citizen of Italy, C.X. Gonzalez is a citizen of Mexico and Andrea Jung is a citizen of Canada.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

  Item 3 is hereby amended to add the following:

     The consideration for the 21,615 Preferred Shares is GECC's agreement to receive such Preferred Shares in lieu of cash interest in the amount of $1,080,736.59 due to GECC under the Notes for the period from March 1, 2000 through March 31, 2001.

ITEM 4.  Purpose of Transaction
         ----------------------

  Item 4 (a-j) is hereby amended to add the following:

     GE Equity acquired the Preferred Shares in connection with the purchase of the Notes as an investment and in the ordinary course of business.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

  Item 5 (a) is hereby amended in its entirety to read as follows:

     GECC has sole voting and dispositive power with respect to 9,151,731 shares of Common Stock (including 400,000 shares issuable upon exercise of the Standby Warrant, 600,000 shares issuable upon exercise of the 1997 Warrant, 1,400,000 shares issuable upon exercise of the Warrant, 769,231 shares issuable upon exercise of the Performance Warrant and 982,500 shares issuable upon conversion of the Preferred Shares), representing approximately 33.7% of the outstanding shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant, Performance Warrant and the Standby Warrant and conversion of the Preferred Shares) based upon the Company's most recently filed Form 10-Q for the quarter ended March 26, 2000. GE Equity and GECC have shared voting and dispositive power with respect to 909,091 shares of Common Stock issuable upon the conversion of the Preferred Shares, representing approximately 3.4% of the outstanding shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant, and the Standby Warrant) based upon the Company's most recently filed Form 10-Q for the quarter ended March 26, 2000.

     Pursuant to the 2000 Stockholders Agreement, certain provisions of the prior Stockholders Agreement dated as of August 26, 1996 relating to the voting of shares held by Permal Group and the Hawleys were eliminated. By reason of these amendments, GECC and GE Equity believe that, to the extent GECC previously may have been deemed to constitute a "group," as such term is defined in Section 13(d)(3) of the Exchange Act, with Permal Group and the Hawleys, such group has been terminated. Accordingly, GECC and GE Equity disclaim beneficial ownership of all shares held by Permal Group and the Hawleys.

  Item 5 (b) is hereby amended in its entirety to read as follows:

     The responses of each Reporting Person to Items 7 through 11 of the cover pages of this 13D Amendment No. 4 relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

  Item 5 (c) is hereby amended in its entirety to read as follows:

     Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through IV, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

  Item 6 is hereby amended to add the following:

     Reference is made to the May 2000 Letter Agreement and the Supplemental Securities Purchase Agreement as amended, copies of which are on file with the Securities and Exchange Commission or attached as Exhibits hereto, which are hereby incorporated by reference. The May 2000 Letter Agreement provides, among other things, that the Supplemental Securities Purchase Agreement is amended to extend cash interest payment deferral period from March 1, 2000 through March 31, 2001; for such period GECC and JOL have agreed to receive payment of interest in Preferred Shares at the stated value of $50 per share; and the Company agreed to issue a total of 24,702 Preferred Shares as of May 5, 2000 to GECC and JOL (21,615 Preferred Shares to GECC), all as more fully described in the May 2000 Letter Agreement.

     Except as set forth or incorporated by reference in this 13D Amendment No. 4 or as previously reported in the Schedule 13D, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through IV, has any contracts, arrangements, understandings or relationships beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

     Exhibit 1: The May 2000 Letter Agreement

     Exhibit 2: The  March  31,  1999  Amendment  to  the   Supplemental
                Securities Purchase Agreement

     Exhibit 3: The  September  14, 1999  Amendment  to the  Supplemental
                Securities Purchase Agreement

     Exhibit 4: The  December  14,  1999  Amendment  to the  Supplemental
                Securities Purchase Agreement

     Exhibit 5: The  January  11,  2000  Amendment  to the  Supplemental
                Securities Purchase Agreement

     Exhibit 6: The  April  3,  2000   Amendment  to  the   Supplemental
                Securities Purchase Agreement

     Exhibit 7: Powers of Attorney

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                    By:    /s/ Michael E. Pralle
                                       ---------------------------------
                                       Name:    Michael E. Pralle
                                       Title:   Vice President


                                    GE CAPITAL EQUITY INVESTMENTS, INC.

                                    By:    /s/ Michael E. Pralle
                                       ---------------------------------
                                       Name:    Michael E. Pralle
                                       Title:   President/General Manager


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By:    /s/ Michael E. Pralle
                                       ---------------------------------
                                       Name:    Michael E. Pralle
                                       Title:   Attorney-in-fact*

                                    GENERAL ELECTRIC COMPANY

                                    By:    /s/ Michael E. Pralle
                                       ---------------------------------
                                       Name:    Michael E. Pralle
                                       Title:   Attorney-in-fact*

Dated:        May 25, 2000



     *    Pursuant to a Power of Attorney attached hereto as Exhibit 7.

SCHEDULE I

               GENERAL ELECTRIC CAPITAL CORPORATION DIRECTORS


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------

Nigel D.T. Andrews         General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

Nancy E. Barton            General Electric                   Senior Vice President,
                           Capital Corporation                General Counsel and
                           260 Long Ridge Road                Secretary, General Electric
                           Stamford, CT  06927                Capital Corporation

James R. Bunt              General Electric Company           Vice President
                           3135 Easton Turnpike               and Treasurer
                           Fairfield, CT 06431                General Electric
                                                              Company

David L. Calhoun           General Electric Capital           Executive Vice President
                           Services, Inc.                     General Electric Capital
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Services, Inc.

D.D. Dammerman             General Electric Company           Vice Chairman of the Board,
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

B.W. Heineman, Jr.         General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               General Counsel and
                           Fairfield, CT 06431                Secretary, General Electric
                                                              Company

J.R. Immelt                General Electric Company           Senior Vice President -
                           P.O. Box 414                       GE Medical Systems
                           Milwaukee, WI 53201

W.J. McNerney, Jr.         General Electric Company           Senior Vice President -
                           1 Neumann Way                      GE Aircraft Engines
                           Cincinnati, OH  05215

John H. Myers              303 Summer Street                  Vice President and Senior
                           Stamford, CT  06904                Counsel - Corporate Tax,
                                                              General Electric Company

R.L. Nardelli              General Electric Company           Senior Vice President -
                           1 River Road                       GE Power Systems
                           Schenectady, NY 12345

Denis J. Nayden            General Electric                   President and Chief
                           Capital Corporation                Executive Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Michael A. Neal            General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

James A. Parke             General Electric                   Executive Vice President
                           Capital Corporation                and Chief Financial Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

G.M. Reiner                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Chief Information Officer,
                           Fairfield, CT  06431               General Electric Company

John M Samuels             General Electric Company           Vice President and Senior
                           3135 Easton Turnpike               Counsel - Corporate Tax,
                           Fairfield, CT  06431               General Electric Company

K.S. Sherin                General Electric Company           Senior Vice President
                           3135 Easton Turnpike               Finance and Chief Financial
                           Fairfield, CT  06431               Officer, General Electric
                                                              Company

Edward D. Stewart          General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

J.F. Welch, Jr.            General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive
                           Fairfield, CT  06431               Officer, General Electric
                                                              Company

William A. Woodburn        General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

               GENERAL ELECTRIC ORPORATION EXECUTIVE OFFICERS


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
Nigel D.T. Andrews         General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

Nancy E. Barton            General Electric                   Senior Vice President,
                           Capital Corporation                General Counsel and
                           260 Long Ridge Road                Secretary, General Electric
                           Stamford, CT  06927                Capital Corporation

James A. Colica            General Electric                   Senior Vice President,
                           Capital Corporation                Global Risk Management,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Richard D'Avino            General Electric                   Senior Vice President,
                           Capital Corporation                Taxes, General Electric
                           260 Long Ridge Road                Capital Corporation
                           Stamford, CT  06927

Michael D. Frazier         General Electric                   Senior Vice President,
                           Capital Corporation                Insurance/Investment
                           260 Long Ridge Road                Products, General Electric
                           Stamford, CT  06927                Capital Corporation

Robert L. Lewis            General Electric                   Senior Vice President,
                           Capital Corporation                Structured Finance Group,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Denis J. Nayden            General Electric                   President and Chief
                           Capital Corporation                Executive Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Michael A. Neal            General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

James A. Parke             General Electric                   Executive Vice President
                           Capital Corporation                and Chief Financial Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Marc J. Saperstein         General Electric                   Senior Vice President,
                           Capital Corporation                Human Resources,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Edward D. Stewart          General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

Jeffrey S. Werner          General Electric                   Senior Vice President,
                           Capital Corporation                Corporate Treasury and
                           260 Long Ridge Road                Global Funding Operation,
                           Stamford, CT  06927                General Electric Capital
                                                              Corporation

William A. Woodburn        General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

SCHEDULE II

                GE CAPITAL EQUITY INVESTMENTS, INC. DIRECTOR


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
Michael E. Pralle          GE Capital Equity                  President and Chairman of
                           Investments, Inc.                  the Board, GE Capital
                           120 Long Ridge Road                Equity Investments, Inc.
                           Stamford, CT  06927


                GE CAPITAL EQUITY INVESTMENTS, INC. OFFICERS


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
Bryant Cohen               GE Capital Equity                  Vice President-Taxes,
                           Investments, Inc.                  GE Capital Equity
                           120 Long Ridge Road                Investments, Inc.
                           Stamford, CT  06927

Barbara J. Gould           GE Capital Equity                  Vice President, Associate
                           Investments, Inc.                  General Counsel and
                           120 Long Ridge Road                Assistant Secretary, GE
                           Stamford, CT  06927                Capital Equity Investments,
                                                              Inc.

Iain MacKay                GE Capital Equity                  Vice President-Finance
                           Investments, Inc.                  and Treasurer,
                           120 Long Ridge Road                GE Capital Equity
                           Stamford, CT  06927                Investments, Inc.

Mario Mastrantoni          GE Capital Equity                  Vice President-Controller,
                           Investments, Inc.                  GE Capital Equity
                           120 Long Ridge Road                Investments, Inc.
                           Stamford, CT  06927

Peter J. Muniz             GE Capital Equity                  Vice President, Associate
                           Investments, Inc.                  General Counsel and
                           120 Long Ridge Road                Assistant Secretary, GE
                           Stamford, CT  06927                Capital Equity Investments,
                                                              Inc.



Michael E. Pralle          GE Capital Equity                  President and Chairman of
                           Investments, Inc.                  the Board, GE Capital
                           120 Long Ridge Road                Equity Investments, Inc.
                           Stamford, CT  06927

Jonathan K. Sprole         GE Capital Equity                  Vice President, General
                           Investments, Inc.                  Counsel and Secretary,
                           120 Long Ridge Road                GE Capital Equity
                           Stamford, CT  06927                Investments, Inc.



SCHEDULE III

             GENERAL ELECTRIC CAPITAL SERVICES, INC. DIRECTORS


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
Nigel D.T. Andrews         General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

Nancy E. Barton            General Electric                   Senior Vice President,
                           Capital Corporation                General Counsel and
                           260 Long Ridge Road                Secretary, General Electric
                           Stamford, CT  06927                Capital Corporation

James R. Bunt              General Electric Company           Vice President
                           3135 Easton Turnpike               and Treasurer
                           Fairfield, CT 06431                General Electric
                                                              Company

David L. Calhoun           General Electric Capital           Executive Vice President
                           Services, Inc.                     General Electric Capital
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT  06431               Services, Inc.

D.D. Dammerman             General Electric Company           Vice Chairman of the Board,
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT  06431               Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

B.W. Heineman, Jr.         General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               General Counsel and
                           Fairfield, CT  06431               Secretary, General Electric
                                                              Company

J.R. Immelt                General Electric Company           Senior Vice President -
                           P.O. Box 414                       GE Medical Systems
                           Milwaukee, WI  53201

W.J. McNerney, Jr.         General Electric Company           Senior Vice President -
                           1 Neumann Way                      GE Aircraft Engines
                           Cincinnati, OH  05215

John H. Myers              303 Summer Street                  Chief Executive Officer - GE
                           Stamford, CT  06904                Investments, Inc.

R.L. Nardelli              General Electric Company           Senior Vice President -
                           1 River Road                       GE Power Systems
                           Schenectady, NY  12345

Denis J. Nayden            General Electric                   President and Chief
                           Capital Corporation                Executive Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Michael A. Neal            General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

James A. Parke             General Electric                   Executive Vice President
                           Capital Corporation                and Chief Financial Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

G.M. Reiner                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Chief Information Officer,
                           Fairfield, CT  06431               General Electric Company

John M Samuels             General Electric Company           Vice President and Senior
                           3135 Easton Turnpike               Counsel - Corporate Tax,
                           Fairfield, CT 06431                General Electric Company

K.S. Sherin                General Electric Company           Senior Vice President
                           3135 Easton Turnpike               Finance and Chief Financial
                           Fairfield, CT 06431                Officer, General Electric
                                                              Company

Edward D. Stewart          General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

J.F. Welch, Jr.            General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive
                           Fairfield, CT  06431               Officer, General Electric
                                                              Company


William A. Woodburn        General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927


         GENERAL ELECTRIC CAPITAL SERVICES, INC. EXECUTIVE OFFICERS


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
Joan C. Amble              General Electric                   Vice President and
                           Capital Corporation                Controller General Electric
                           260 Long Ridge Road                Capital Services, Inc.
                           Stamford, CT  06927

Nigel D.T. Andrews         General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

Nancy E. Barton            General Electric                   Senior Vice President,
                           Capital Corporation                General Counsel and
                           260 Long Ridge Road                Secretary, General Electric
                           Stamford, CT  06927                Capital Corporation

David L. Calhoun           General Electric Capital           Executive Vice President
                           Services, Inc.                     General Electric Capital
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Services, Inc.

James A. Colica            General Electric                   Senior Vice President,
                           Capital Corporation                Global Risk Management,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Richard D'Avino            General Electric                   Senior Vice President,
                           Capital Corporation                Taxes, General Electric
                           260 Long Ridge Road                Capital Corporation
                           Stamford, CT  06927

Barbara E. Daniele         General Electric Capital           Vice President and
                           Services, Inc.                     Senior Litigation Counsel
                           260 Long Ridge Road                General Electric Capital
                           Stamford, CT  06927                Services, Inc.





D.D. Dammerman             General Electric Company           Vice Chairman of the Board,
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

Denis J. Nayden            General Electric                   President and Chief
                           Capital Corporation                Executive Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Michael A. Neal            General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927

James A. Parke             General Electric                   Executive Vice President
                           Capital Corporation                and Chief Financial Officer,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Marc J. Saperstein         General Electric                   Senior Vice President,
                           Capital Corporation                Human Resources,
                           260 Long Ridge Road                General Electric
                           Stamford, CT  06927                Capital Corporation

Edward D. Stewart          General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927



Jeffrey S. Werner          General Electric                   Senior Vice President,
                           Capital Corporation                Corporate Treasury and
                           260 Long Ridge Road                Global Funding Operation,
                           Stamford, CT  06927                General Electric Capital
                                                              Corporation

William A. Woodburn        General Electric                   Executive Vice President,
                           Capital Corporation                General Electric Capital
                           260 Long Ridge Road                Corporation
                           Stamford, CT  06927




Schedule IV

                          GENERAL ELECTRIC COMPANY

                                 DIRECTORS

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.I.Cash, Jr.              Harvard Business School            Professor of Business
                           Morgan Hall                        Administration-Graduate
                           Soldiers Field Road                School of Business
                           Boston, MA 02163                   Administration, Harvard
                                                              University

S.S. Cathcart              222 Wisconsin Avenue               Retired Chairman,
                           Suite 103                          Illinois Tool Works
                           Lake Forest, IL 60045

D.D. Dammerman             General Electric Company           Vice Chairman of the Board,
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

P. Fresco                  Fiat SpA                           Chairman of the Board,
                           via Nizza 250                      Fiat SpA
                           10126 Torino, Italy

A. M. Fudge                Kraft Foods, Inc.                  Executive Vice President,
                           555 South Broadway                 Kraft Foods, Inc.
                           Tarrytown, NY  10591

C.X. Gonzalez              Kimberly-Clark de Mexico,          Chairman of the Board
                             S.A. de C.V.                     and Chief Executive
                           Jose Luis Lagrange 103,            Officer,
                           Tercero Piso                       Kimberly-Clark de Mexico,
                           Colonia Los Morales                S.A. de C.V.
                           Mexico, D.F. 11510, Mexico

A. Jung                    Avon Products, Inc.                President and Chief
                           1345 Avenue of the Americas        Executive Officer,
                           New York, NY  10105                Avon Products, Inc.

K.G. Langone               Invemed Associates, Inc.           Chairman, President and
                           375 Park Avenue                    Chief Executive Officer,
                           New York, NY  10152                Invemed Associates, Inc.



Scott G. McNealy           Sun Microsystems, Inc.             Chairman, President and
                           901 San Antonio Road               Chief Executive Officer,
                           Palo Alto, CA 94303-4900           Sun Microsystems, Inc.

G.G. Michelson             Federated Department Stores        Former Member of the
                           151 West 34th Street               Board of Directors,
                           New York, NY 10001                 Federated Department
                                                              Stores

S. Nunn                    King & Spalding                    Partner, King & Spalding
                           191 Peachtree Street, N.E.
                           Atlanta, Georgia 30303

R.S. Penske                Penske Corporation                 Chairman of the Board
                           13400 Outer Drive, West            and President, Penske
                           Detroit, MI 48239-4001             Corporation

F.H.T. Rhodes              Cornell University                 President Emeritus
                           3104 Snee Building                 Cornell University
                           Ithaca, NY 14853

A.C. Sigler                Champion International             Retired Chairman of the
                            Corporation                       Board and CEO
                           1 Champion Plaza                   and former Director,
                           Stamford, CT 06921                 Champion International
                                                              Corporation

D.A. Warner III            J. P. Morgan & Co., Inc.           Chairman of the Board,
                           & Morgan Guaranty Trust Co.        President, and Chief
                           60 Wall Street                     Executive Officer,
                           New York, NY 10260                 J.P. Morgan & Co.
                                                              Incorporated and Morgan
                                                              Guaranty Trust Company

J.F. Welch, Jr.            General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive
                           Fairfield, CT 06431                Officer, General Electric
                                                              Company


                GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
P.D. Ameen                 General Electric Company           Vice President and
                           3135 Easton Turnpike               Comptroller, General
                           Fairfield, CT 06431                Electric Company

J.R. Bunt                  General Electric Company           Vice President and
                           3135 Easton Turnpike               Treasurer, General Electric
                           Fairfield, CT 06431                Company

W.J. Conaty                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Human Resources,
                           Fairfield, CT 06431                General Electric Company

D.D. Dammerman             General Electric Company           Vice Chairman of the Board
                           3135 Easton Turnpike               Executive Officer, General
                           Fairfield, CT 06431                Electric Company; Chairman
                                                              and Chief Executive Officer,
                                                              General Electric Capital
                                                              Services, Inc.

L.S. Edelheit              General Electric Company           Senior Vice President -
                           P. O. Box 8                        Corporate Research
                           Schenectady, NY 12301              and Development, General
                                                              Electric Company

B.W. Heineman, Jr.         General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               General Counsel and
                           Fairfield, CT 06431                Secretary, General Electric
                                                              Company

J.R. Immelt                General Electric Company           Senior Vice President -
                           P.O. Box 414                       GE Medical Systems
                           Milwaukee, WI 53201

L. R. Johnston             General Electric Company           Senior Vice President -
                           Appliance Park                     GE Appliances
                           Louisville, KY 40225

W.J. McNerney, Jr.         General Electric Company           Senior Vice President -
                           1 Neumann Way                      GE Aircraft Engines
                           Cincinnati, OH  05215

R.L. Nardelli              General Electric Company           Senior Vice President -
                           1 River Road                       GE Power Systems
                           Schenectady, NY 12345

R.W. Nelson                General Electric Company           Vice President -
                           3135 Easton Turnpike               Corporate Financial Planning
                           Fairfield, CT 06431                and Analysis, General
                                                              Electric Company

G.M. Reiner                General Electric Company           Senior Vice President -
                           3135 Easton Turnpike               Chief Information Officer,
                           Fairfield, CT 06431                General Electric Company

J.G. Rice                  General Electric Company           Vice President -
                           2901 East Lake Road                GE Transportation Systems
                           Erie, PA  16531

G.L. Rogers                General Electric Company           Senior Vice President -
                           1 Plastics Avenue                  GE Plastics
                           Pittsfield, MA 01201

K.S. Sherin                General Electric Company           Senior Vice President
                           3135 Easton Turnpike               Finance and Chief Financial
                           Fairfield, CT 06431                Officer, General Electric
                                                              Company

L.G. Trotter               General Electric Company           Senior Vice President -
                           41 Woodford Avenue                 GE Industrial Systems
                           Plainville, CT 06062

J.F. Welch, Jr.            General Electric Company           Chairman of the Board and
                           3135 Easton Turnpike               Chief Executive Officer,
                           Fairfield, CT 06431                General Electric Company

M.S. Zafirovski            General Electric Company           Senior Vice President -
                           Nela Park                          GE Lighting
                           Cleveland, OH 44112





                           JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Amendment No. 4 to Schedule 13D filed on or about this date and any further amendments to the Schedule 13D with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.001 per share, of Krause's Furniture, Inc., are being filed on behalf of each of the undersigned in accordance with Rule 13D-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  May 25, 2000

                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                    By:   /s/ Michael E. Pralle
                                          ------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Vice President


                                    GE CAPITAL EQUITY INVESTMENTS, INC.

                                    By:   /s/ Michael E. Pralle
                                          ------------------------------
                                          Name:  Michael E. Pralle
                                          Title: President/General Manager


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By:   /s/ Michael E. Pralle
                                          ------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Attorney-in-fact*


                                    GENERAL ELECTRIC COMPANY

                                    By:   /s/ Michael E. Pralle
                                          ------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Attorney-in-fact*






* Pursuant to a Power of Attorney attached to the Amendment No. 4 to Schedule 13D.